

October 2, 2014

<u>Via E-mail</u>
David C. Milne
General Counsel, Chief Administrative Officer,
Corporate Secretary and Chief Compliance Officer
Symmetry Surgical Inc.
3034 Owen Drive
Antioch, Tennessee 37013

> **Re: Symmetry Surgical Inc.**
> **Registration Statement on Form S-4**
> **Filed September 5, 2014**
> **File No. 333-198596**

Dear Mr. Milne:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Combined Financial and Other Data, page 15</u>

1.   We note your presentation of the non-GAAP measures EBITDA and adjusted EBITDA. We further note Adjusted EBITDA allows you to analyze your performance over time by normalizing for certain events that you view as "extraordinary." However, the items which you eliminate in your adjusted EBITDA have occurred more than once in recent years. Please explain why you believe these adjustments are "extraordinary" in nature under FASB ASC 225-20-45 or revise your filing to refrain from characterizing these adjustments as "extraordinary." Please refer to question 102.03 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretation, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Our supply agreement with SMI will expire after five years . . ., page 19

2.   Your disclosure here and elsewhere, such as page 90, regarding the terms of the supply agreement could be read to imply that SMI may be an exclusive supplier for the referenced products throughout the term of the agreement. If that is not true, as indicated by Section 4.c of Exhibit 10.3, then please revise to clarify.

The impact of the recently-enacted federal healthcare reform . . ., page 19

3.   With a view toward clarified disclosure, please tell us why it is "too early" to estimate the future impact of the excise tax given that it has been in effect for almost two years. For example, what is the current impact of the excise tax on your business? It is unclear from your disclosure how you have treated the tax historically and why its impact may change in future periods.

We are an "emerging growth company," . . ., page 34

4.   We note the disclosure that you are an "emerging growth company" and your election on page 124 that you have elected to use the extended transition period. Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Special Note Regarding Forward-Looking Statements, page 36

5.   Please revise to remove the implication that the safe harbor you cite is applicable. See Securities Act Section 27A(b)(2)(D).

Background of the Merger, page 42

6.   We note that from February to April 2014, management and the financial advisor solicited letters of interest from a "select group" of seven potential buyers. Please revise to clarify how and why those potential buyers were "selected" and why only seven were solicited.

7.   Please revise to clarify the reasons Tecomet reduced its proposed purchase price on July 24, 2014, following its facility visits and due diligence.

8.   From your current disclosure in this section, it appears that your financial advisor discussed with your board the offered consideration only on August 3, 2014, the date it rendered its opinion. If that is not correct, please revise to eliminate that implication.

Also, please note that all written materials prepared by the financial advisor for the board of directors, such as any board books, as well as any oral presentations made by the advisor to the board should be summarized in the document, to the extent material, and filed as exhibits, including any such materials relating to the August 3, 2014 meeting.

Recommendation of the Board of Directors and Reasons for the Merger, page 45

9.   In the second bullet, you refer to a cash contribution by SMI. Please reconcile with the cash amount reflected in the last column on page F-28. If SMI intends to contribute cash, please disclose the amount of the contribution. If currently unknown, please revise to explain briefly how the amount will be determined.

OEM Solutions Business Unaudited Prospective Financial Information, page 46

10.   We note the projections disclosed appear to include non-GAAP measures. Please revise to provide the reconciliation required by Regulation G.

Opinion of Financial Advisor to SMI, page 48

11.   Please expand to disclose the data underlying each of the analyses referenced in your disclosure, such as the high, low, median and mean values for the list of comparable companies and transactions. Please also tell us, with a view toward disclosure, the criteria used to select the disclosed companies and transactions. If any companies or transactions that met such criteria were excluded from the analyses, please also disclose the reasons for the exclusion.

Selected Precedent Transactions Analysis, page 51

12.   Please revise to clarify how the "qualitative judgments" mentioned in the last paragraph of this section affected the disclosed ranges and values.

Conclusion, page 53

13.   Please revise to quantify the fees paid and to be paid to the financial advisor.

Treatment of Outstanding Equity-Based Awards, page 66

14.   Given the lengthy formulas and use of defined terms disclosed here, please revise to provide examples that illustrate what holders of equity awards will receive and how those amounts are calculated.

Shared IP Cross License Agreement, page 90

15.   Please clarify the material effects of this license. For example, does the "agreed
        exclusive field" prevent you or the OEM Solutions business from competing in a market
        you or it historically served?

Symmetry Surgical Directors Following the Spin-Off and Merger Transaction, page 100

16.   Please disclose the specific experience, qualifications, attributes or skills that led to the
        conclusion that Mr. Sullivan should serve as a director. Please also revise to clarify the
        business experience of Mr. Burns and Mr. Deuster during the last five years. In this
        regard, as to Mr. Deuster, you disclose that he is currently a chief executive officer but
        also disclose that he retired in October 2007. Please reconcile. If you mean that Mr.
        Deuster retired from Newport in October 2007, please revise for clarity.

Capitalization of Symmetry Surgical Following the Spin-off and Merger Transaction, page 119

17.   We note that your pro forma capitalization reflects the issuance of $10.6 million of long
        term debt expected to be put in place upon closing of the spin-off and merger transaction.
        Please explain to us why you believe this to be an appropriate pro forma adjustment,
        including why you believe this adjustment is factually supportable and directly
        attributable to the transaction. Refer to Rule 11-02b(6) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Symmetry Surgical, page 121

Overview and Outlook, page 121

18.   We note from the last risk factor on page 26 that you believe products you source are
        readily available from multiple sources. Please reconcile with your disclosures on pages
        122 and 126 regarding "disruptions" and "late deliveries." Also revise your disclosure on
        page 97, as appropriate.

19.   We note that you present 2013 Adjusted EBITDA adjusted for expected cost reduction
        actions and the loss of profitability from a product which you will no longer be selling.
        Your current presentation of Adjusted EBITDA for these two changes appears to create a
        pro forma measure under Article 11 of Regulation S-X. Please note that it is not
        appropriate under Article 11 to make pro forma adjustments for actions management
        expects to undertake after closing of the transaction. Please revise your presentation
        accordingly.

20.   As a related matter, please revise your disclosures to disclose how you determined your
        expected cost savings of $3.2 million. Discuss any circumstances that could lead to these
        saving being materially different from your estimates.

Critical Accounting Polices and Estimates, page 124

Revenue Recognition, page 124

21.   We note your disclosure that estimated discounts, rebates, product returns and credits are recognized as a reduction of revenue in the same period revenue is recognized. Please revise your filing to describe the types of discounts, rebates, returns and credits that you offer to your customers. Additionally please disclose your process for estimating these amounts, discuss how accurate these estimates have been in the past, and whether these estimates are reasonably likely to change in the future. For additional guidance, refer to Section V of SEC Release No. 33-8350.

Goodwill, page 124

22.   We note that during 2013 you recorded a goodwill impairment charge of approximately $20.1 million on your sole reporting unit. We also note that you recorded an additional $10.5 million goodwill impairment charge on this reporting unit during the second quarter of 2014.

- Please explain to us the specific economic factors that triggered your goodwill impairment charges, including why the timing of your impairment charge in the second quarter of 2014 was appropriate.

- Expand your disclosures to explain how and why your valuation assumptions changed between your 2013 and 2014 impairment tests.

- Additionally please provide a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key valuation assumptions.

Six Months ended June 28, 2014 compared to six months ended June 29, 2013, page 126

23.   While we note the disclosure regarding the favorable or unfavorable effect of "product mix" on your gross profit, it is unclear how product mix changed from the prior comparable period. Please revise to clarify.

Liquidity, page 129

24.   Please clarify the reference to "cash resources" in the first full paragraph on page 130. For example, do you mean cash flows from operations or cash balances?

Contractual Obligations and Commercial Commitments, page 132

25.   If your contractual obligations, as disclosed in the table, have changed or will change materially since the date as of which such information is currently presented, please revise to describe those changes. We note, for example, the amount of debt you intend to incur in connection with the merger and separation, as indicated on page F-28.

Notes to Combined Financial Statements, page F-8

Note 2 – Summary of Significant Accounting Policies, page F-8

Inventories, F-10

26.   We note that you record inventory reserves for obsolete or excess inventory. Please tell us what consideration was given to the guidance in ASC 330-10-35-14 and SAB Topic 5BB, which indicates that inventory write-downs establish a new cost basis. Please clarify how your accounting method establishes a new cost basis for your inventory and why you believe the use of reserves is appropriate.

Note 14 – Product and Geographic Information, page F-23

27.   We note your disclosure on page 95 of your four categories of your Proprietary Products, Retractor Systems, Electrosurgery, Containers & Sterilization Devices and General and Specialty Instruments. In regards to these products, please tell us how you considered the revenue by product disclosure guidance from FASB ASC 280-10-50-40.

Symmetry Surgical Business, Unaudited Pro Forma Combined Financial Statements, page F-25

Notes to Unaudited Pro Forma Combined Financial Statements, page F-29

Note F, page F-29

28.   We note that that you estimate total pre-tax charges of $37 million to be incurred at closing. Please revise your note to describe the nature and significant components of these charges. Additionally please disclose which entity is liable for these costs.

Item 21. Exhibits and Financial Statement Schedules, page II-2

29.   Please ensure the exhibits you file pursuant to Item 601(b)(10) of Regulation S-K are complete. We note, for example, that Exhibits 10.1, 10.2, 10.3 and 10.4 appear to omit appendices, exhibits and schedules. Please refile those agreements with those missing documents included or tell us why you do not believe they are required to be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at Mary Beth Breslin, Senior Counsel, (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (by E-mail):   James Lidbury—Ropes & Gray, LLP
                       Rachel Phillips—Ropes & Gray, LLP